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# Traipse

Virginia, United States

It's harder than ever for local, independent merchants and historic businessdistricts, in a world of chain stores, online shopping, high rents- and that was all *before* the global pandemic. We believe that ourlocal-scale economies must be suongand equitable co weather the shocks of a changingworld,and that means rebuilding, and in some cases rein.,,.enting,the infrastructure of commun ity economic activity. We're helping to foster resilient communities bygMng local tourism and economic development organizations (and the locally-owned businesses they represent) the tools they need to survive and thrive.

To that end,we are buildin g My loca l Token (MLT}, an innovative Main Street transaction platform usinga localized currency. MLT promotes historic business districts and independent merchants, replacing plasticgift cards, reducing transaction fees and other "leakages" of capital out of the community, and introduces a flexible loyalty program for local businesses.At the same time, itsupportscommunitycharitablecauses, enables a loca l safety net for the economicallyvulnerable,and symbiotica lty integrates with an existing geolocation gaming ecosynem.

With an eager local test market client and a pipeline of other client communities ready to implement the platform, we're poised to make MLTthe curren cy of local explorat io n, local commerce, and the local commun ity.

Everyday transactions, and the nature of money itself, are being revolutionized by new technologies. We are seeking your help to harness those innovations to benefit small business rather than further tip the playing field against it before these technologies worsen the inequities in our economy and further drain off the fru its of local enterprise.

Helpus *buifd the* MLT *platform* **by** *becoming an investor for* as *little as $500! This offering* *accepts Bitcoin and Ethereum c,yptocurrencies.*



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My Local Token
Latitudes
fair trade store
Shop for Good.
Return Policy

My Local Token (MLT) offers a comp rehens ive platform for local t ransact ions , merchant loy alty programs , community organ izat ions , and events, replacing phys ica l gif t cards and antiquated loyalty programs with blockchain-powered payments ecosystem.

*MLTunique(ycombines* digital payment technologywith a social impact/sma ll business focus, a mu lti - commun ity ecosystem involving local partners, and an existing us.er base to propel adoption.


My Local Token Crowdfund
My Local Token

So ruNas RECE.MD
or S950,000 maximum target

:S300KMINIMUM

Investment Summary

Preferred Stock

Minimum Investm ent! $500

Pre-MoneyValuation! $2M (first $300K); $3M(next $650K)

Price: $0.40 (first $300K); $0.52 (next $6S0K)

Dividend: 5%

*See Offering section below for disclosures

# Off ering

## *Equity*

MylocarToken Developmenl Plan for Traipse . pdf

MLTfor C:ommunities.pdf

U OWDFUND
m ain street

lo

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Intro to MLT -Video Tran cripLdoo:

MLT Short Pitch -Video Tr.imS<ript.dOO(

My Loc,111 To k n Exec SummnryOnr Pag r.pdf

Tri!ipsr Financial Model -Version for Offe ring.xlSJC

April 2021 MLT Pitch Deck.pdf

UseofFundsNar tive.pdf

Fi n.a ncia l Mode l Works hefi Guide. pdf

MLTfor lnvesto r!..pdf

eu, iness Models umrru.ry.pdf

## *Mission*

We *at* Traipse believe that resilient, sustainable, local-s cak economies are critical to a prosperous future. We know that the presence of stable locally owned businesses is crucial to that economic health and resi liency.


Non-local
spending

U.S. counties with the highest percentage of loca lly- owned businesses haYe trle highest overall economic growth rates.




Local
spending

The percentages of where/from whom locally-owned businesses make their purchases, versus non-locally-owned businesses.

Capital leaks from communities, though, via transaction fees paid to big banks and profits that go to non- local executivesJ shareholders, and suppliers. Small businesses often turn to local government and economic development authorities for resources to help boost sales to residents and tourists alike. However, the organizat io ns charged with sustaining local businesses have li mited tools at their disposal that are affordable and effective. Particularly as local economies work to recover from the impacts of COVID- 19 our solution shines a spotlight on locally owned businesses and gives people new ways to support and engage with their own communities and those they visit.

When people talk about the places they love, both to visit and to live in, the community character brought by locally owned businesses is almost always a top factor. We firmly believe that every community has stories to tell, and much of this heritage revolves around local, independent businesses. The Traipse app has been an effective tool for sharing those community stories with new audiences, fostering through interactive exploration an appreciation for a comm un ity's history and diversity as reflected in its business community.



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My Local Token (MLT)will build on the success of Traipse to further promote historic business districts as destinations and enhance the competitivenessof independent merchants. MLT will provide independent merchants wittl affordable tools for loyalty programs, digit.ii gift cards, and digital market i11g helping them compete in an economy dominated by large chains.

It's notonlythe business owners who benefit; ind ividuc1l users gain means to participate more fully in the loc al- s cale economy without needing a credit card,alongwith possibilities toeam rewards. MLTwill offer an off-the - she lf digital solution for plugging into an ecosystem of local commerce. A community currency offers an adaptable, quantifiable tool with limitless possibilities for user engagement, reminding tourists and locals of their affinity for small business and driving consumer spending toward local

MLT - MYLOCALTOKEN.ORG

merchants.

*My* Local Token represents an unpreceder1ted harnessing of five key inr1o vations :

1. Blockchain technology that enables secure digital transact ions and remote distribution of alternative currencies, and the ability to limit usage to a (local) subset of economic activity;
2. "Proof-of-Sta ke" advances that make it feasible and sustainable to process every day "micro" transactions on blockchains;
3. Automatically adjustingcryptocurrency stable coins pegged to the US Dollar, which enab le a regu latorilyco mpliant local currency platform at scale by avoiding the need to handle Dollars or provide liquidity.
4. Geofencing ar1d geolocation gaming with mobile devices that allow for the mixing of real and virtual worlds
5. lncent ivizing mobile gaming activities and user-generated content developmer1twith ta ng ible,real- world rewards , tapping an existing user community as early adopters of a local currency

*Your investment will build the technology for My Local Token,and establish a lasting positive economic effect on the communities _you live in and Jove to visit.*

*(We are happy to accept both* Bitcoin *and* Ethereum *as payment for shares.)*

*Watch* our pitch *video:*
https:f/youtu.be/D_s2Xhd7Cpg

## *Investment Perks*

$

Investing in Traipse and the My Local Token Projeawill notonlyputyouonthe exdusive list of our vel) favorite people in the world, it will al5o get you benefiti that reflectyourstatusasatl'\le supporter of local economieo; and lndependenr merchantd

Depending on your IPVel of Investment you'll get awesome gift!;; highllghting the power of Main Street, involvement in the development and t""5tlng of MLT, and r&ognition of your lgnificant contribution to the futureof Downtown Staunton andlocaleconomlesfar beyor.d.

**$500**

Tier 1 - "The Locavore"

Yum!! You put your money where your mouth is--you have an appetite not just for farmers markets, but for vital independent merchants that can hold their own against the big corporate chains.

-Gift package of select delightful delectables from Downtown Staunton, Va. ($25 value)
-Exclusive Slack channel where investors can participate in ongoing conversation with MLT founders and staff
-Social media shout-out

**$1,000**

T1er 2- **"ThePilot Producer"**

Youknrmthatthisproje-c.t's success will depend on an iter.itive behind-the-scenes processaswellasertective promotion. Your investment wlllenableapilotthatlstruly "radically inclusive"!

-AIITier1Perks
-Acce-ss to earty testing, app version5,etc.,with opportunity to give feedback; Invitation to participate In app development u5er and/or merchant remote focus groups as appropriate
-S50to spend in Downtown Stauntonpost-launch(or additional items in lier1gift Jli!Ckagetototal S75valu )

&iii

## $2,200
Tier 3 - "The Local

Your investment in Main Street deserves to be recorded for posterity and exclaimed to all! You'll be recognized as a crucial sponsor of this groundbreaking project.

-All Tier 1-2 Perks
-Coffee/Zoom conversation with a founder. (Catch up or get to know us. We've had our heads down working for a while now and need some interaction.)
-Permanent recognition in Staunton (The exact form is to be determined along with local partners, but needless to say visitors to Downtown Staunton will know your name.)

## $10,000
Tier 4 - "The AdVenture Capitalist"

Your investment helps to get us ready to scale out from Staunton to other towns! You know that in order to rebuild and reshape local economies you need to put your money to work at that level.

-All Tier 1-3 Perks
-Assistance with setup and/or administrative fees (up to $250) for a self-directed IRA. Gain the ability to direct some of your investment away from Wall Street and into Main Street (including this project). Let us connect you with the experts and help you chart a course to feeling better about what your money is doing.
-Opportunity to contribute to design of planned collectible/souvenir bills and/or coins of MLT (Though MLT is primarily virtual, we plan to issue special souvenir versions that feature local landmarks, history, and sponsors.)

## $50,000
Tier 5 - "The Key to the City"

An investment at this level will make you a key to a changed paradigm for Main Street economies, and as such you're entitled to the full experience of the home of our pilot project in the beautiful Shenandoah Valley of Virginia! You'll also have the opportunity to be a key to getting MLT going in your city!

-All Tier 1-4 Perks
-Red Carpet Weekend in Staunton to see MLT in action. This includes two nights at one of Staunton's premier hotels or B&Bs, a performance at the world-renowned American Shakespeare Center's Blackfriars Theatre, meals at award-winning restaurants, and other Staunton highlights--plus the opportunity to experience the unique urban exploration that is Traipse.
-Discount on MLT implementation in your city. Want your Main Street to be the next adopter of MLT? Jump-start the process by earning 20% off of an MLT implementation contract for a local partner organization.

# Key Facts & Financials

0 Traipse PBC is a Delaware Benefit Corporation , currently with sole founder ownership.

0 0urexistingapp,Traipse, boasts tour content developed with local partners across the Mid-Atlantic and a community of 6,500 registered users, who have already demonstrated their interest in exploring historic business districts and supporting independent merchants.

0 Our team features expertise in urban planning, local economic development, digital marketing, geolocation gaming, database systems, FinTech regulation, and app development.

0 In early2020Traipsecompleted a comprehensive twelve-week accelerator program as part of the third cohort of the SEED SPOT Impact Accelerator, to prepare for the development of My Local Token (MLT) as a new service.

Tra1psf Financi. llsand CPAReview Re p...

G] Amended Arti<lesof Incorporation for ...

- We have a Memorandum of Understanding for an MLT pilot project with an eager local partner in the Staunton (Va.) Downtown Development Association, and a state agency partner in the Virginia Department of Housing and Community Development.

- We project profitability in 2023on -$1.1 million in revenue from MLT implementation, tapping a growing market for area-wide gift card/credit systems and local merchant loyalty programs with a timely solution.

# Traipse Story

Since 2014 we at Traipse have been working with local partners to develop and deploy gamified walking tours in historic business districts and other local

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Take your brain for a walk.

The Traipse app highlights historic business districts and local cultural assets, while promoting independent merchants.

What users say about Traipse:

*"I'm seeing things that I never noticed before."*

*"It was a really fun afternoon, we were able to discover a lot of new things in a fun way, as we are new to the area. I would love to see Traipse in [my city]."*

*"Traipse is such a fun idea. Hope you branch out to (my area]. @"*

*"We had so much fun with this app!! It was a great way to visit new places and learn about the town."*

*"Fun! I love this app, and look forward to it being active in other places."*

What local partner/clients say about Traipse:

*"Traipse gave us such a great experience! We had a group of young professionals who didn't know much about the area and we stumbled across Traipse as we were looking for ways to make exploring fun. It was a HUGE hit - everyone had an awesome time and was talking about it for days afterward. And the staff couldn't have been any easier to work with. We highly recommend!" -Independent Insurance Agents of Virginia following an event in Staunton*

*"Traipse offered* cm *innovative* solution *to drive* economi c *activity* throughout *the downtown area and beyond the main shopping street. The* program *offered measurable results and opportunities for business owners* to track *the traffic they received directly as a result* of *the a pp. It was a flexible program that we used with different groups ranging* from *tourists) conference attendees to a local chamber* of *commerce leadership group.'> -Jennifer Bell, Tourism Manager, City of Harrisonburg, Va.*



Conference attendees enjoy a Traipse tour in Downtown Staunton, Virginia

A Happy Coincidence of Client Need and Bus iness Ambition

Along the way as Traipse grew we had many interactions with locally-owned small businesses. We also got to know even better the local tourism agencies and business development organizations that support them, with few effect ive or quantifiable tools at their disposal. We increasingly saw a need for something more.

We'hve a lways planned to build an incent ive mechanism within the Traipse app to reward users and content creators, but hadn't yet been able to implement that system. Meanwhile, one of our local partners came to us asking for help to improve their downtown gift card and small business discount program. As we discussed their needs and began speaking with other clients about what we were working on, the unbr idled enthusiasm we received in response to the project made us realize that wehadjust disco\lered a large, untapped opportunity.



We havea keen awareness of the competing demands on local government leaders and staff, and have designed solutions that notonly address established needs, but provide quantitative information on community impacts. We have existing public- and nonprofit-sector clients in communities small and large across the Mid-Atlantic, including one that is ready and eager to be the test market for My Local Token. We have established credibility, networks, and sales pipelines in this region and beyond.

We haveon our team decades of marketing experience in the local cultural space, decades of urban planning and economic development experience at the local and regional levels, and a proven ability to develop and iterate an effective, popular product. We have an existing community of more than 6,500 users of ourgamified tour app Traipse - people who have already demonstrated their interest in exploring historic business districts and supporting independent merchants.



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In the last several months, we have learned that in many ways the large-scale institutions we have trusted to keep us safe and prosperous are on shaky footing, and that when they do try to help it seems like the people who benefit are the people who need it the least. Our company mission of supporting local merchants and business districts, and strengthening the connection people feel to those businesses and places, could not be better suited to this moment in ourcountry's history.

We are uniquely positioned to shape the future of communities such that local economies are more resilient and economic benefits are more equitably shared. It won't be easy, but we don't think it's hyperbole to say that our collective future depends on it, and that platforms like My Local Token will play an important part in achieving that vision.

## *The Founders*



Darren Smith
Founder/CEO
Former urban planning/ economic development professional; experience in policy,advocacy, technical assistance, andgrants.
llnkedin.com/in/ loca!darren

## *The Team*



Austin Auclair

VPofcreativeConunt

Digit.ii marketingex?fft;18• y,e.in; of marketing and communi(iltions experience.
linkedin.rnm fin/au u in- ,1uda ir-b578J')5

Michae l Jacobides

VP of Strategy

Chair of Entrepreneuro;;hip & lnnoviltion, Prorессor ofSu-a1.egy .it London 8usinl"'is S<:hool;Audemicrn-lead ln Wlll"'ld Economic Forum Digit.il Plado rms & Ecosystems pcroject.

Daniel Wright

Direaor ilnd Technology Adviser

Exp,eri l"ll(ed develo per, sr,-.1dmin, ,1nd researcher; Library.ind In fo rmat ion 5deml" PhD with expertise in h ig h-pe rformancl" computing, database sr, P ms,and app developmenl.

Christina Cain

Adviser, Community E(onomic Deve lopment & Finance

Chil'f Expr riPncl' Officer at Aftenliltiffs F l'ral Crl"d it Union in lt haca, NY.; prl'viously Ex ut iff Dirt'ctor of thl'Staun ton Cfl'ativl' Commun it y Fund , a reciona l «onomic dl'Vl'lop nl non pcro fit. He r work at th l' local ll'Vl'l hn indudl"d commu nit ycurn,ncy initiat ivl'S, sl'lf-d irt'ct:NII RA.s, ando thl'rl'ffortsto kel'p(apital loca1.

AnnMarie Flamenco

Brand Strateg is t

Founder and Creat ive Di t t-oro f lh e Bnnd Stand,a h-0listic brand experience age ncy; worki with companiei and or-ga n iz■ti-0ns to build vibr.mt brand ei,;periente:i.■cron eve rypos1ib le physic.ii and digital brand touthpoint, making the brand rell'V;mt for custo m-en , e mploye-e5,a ndshareholde rsforyearst -0 c-0me.

Jenny Kassan

Coumel lorCap ita l

Over 25 years ofupe.-ien(eH an attorney and advisor for min io n-d riven -enlerpristt; J.D. from Yale Lawsdioo1 and m1 lters degree in City and Rr-gional Planning from the University ofc .ilifornia at Serk-eley; se don thoe S e-curitiesand Exchangrcomm issio n Advisory Comm ine -eo n Small and Emerging companies; (o-lounderof Crowd fund Mainstreet and the For(e for Good Fund: P sident of Commun ityVtnNrH, a nonp rof itorp n1zationd l"<licatrd to promoting the economic and socia ldevelopment of (om munities;co -foundoedthe:SustainableEconom1tt Lawcrnt er.

Darius Hinton

Advis-er, Accountin gand Finance

P: CMAMBA; er d anag erofGSDr1nancials ervices; over12yean in fin incial managemcmtand stratt gydevelopment inthe

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Darius Hinton

Advise r,Ac oounl ingandF inance

CPACMAMBA; own-er an d marnigerofG:SD Finantia l Servicu; overll years in firnincial m■nagem-ent and strat-egydenlopment in the defe m e,non- profit,andpr ivates e(tors.

BobVi:snov

Adv iser, BlockchainTechnot og ies

Senior entrepre neu rialte chnologist;s trat egicadviserp rovidi ngC-leve lb us inea;.sp lanning,a rchite ctu ral,tec hnica la nd-0pe r,l tiona l consultingwrvkesfor web stanups and l.irger -0rganizat ions; deep experiell(e with fintech, fu ll slack architeaures, mobile d lopment,doud infran ructurtt , la rge d.1ta tnvironmenu, inform at ion sec ur ity ,a nd operational proceuts

0 0 www.gotralp e.com

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